UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Benthos, Inc.

(Name of Issuer)

Common Stock - $.06 2/3 Par Value

082641

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 of 7 PAGES

CUSIP No.  082641

SCHEDULE 13G

(Amendment No. 1)

1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons Frank V. Wisneski, Jr.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3)	SEC Use Only

4)	Citizenship or Place of Organization		U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With		5)	Sole Voting Power	2,200

		6)	Shared Voting Power	73,546

		7)	Sole Dispositive Power	2,200

		8)	Shared Dispositive Power	73,546

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,746

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row (9)			5.5%

12)	Type of Reporting Person (See Instructions)			IN

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CUSIP No.  082641

SCHEDULE 13G

(Amendment No. 1)

1)	Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons Lynne Wisneski

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

3)	SEC Use Only

4)	Citizenship or Place of Organization		U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With		5)	Sole Voting Power	0

		6)	Shared Voting Power	73,546

		7)	Sole Dispositive Power	0

		8)	Shared Dispositive Power	73,546

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 75,546

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row (9)			5.3%

12)	Type of Reporting Person (See Instructions)			IN

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CUSIP No.  082641

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

(Amendment No. 1)

Item 1
	(a)	Name of Issuer: Benthos, Inc.
	(b)	Address of Issuer’s Principal Executive Offices
49 Edgerton Drive North Falmouth, MA 02256

Item 2
	(a)	Name of Person Filing:
		(1) (2)	Frank V. Wisneski, Jr. Lynne Wisneski

This Schedule 13G is filed on behalf of Frank V. Wisneski, Jr. and Lynne Wisneski (the “Reporting Persons”) pursuant to Rule 13d-1(k)(1).  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

	(b)	Address of Principal Business Office or, if none, Residence:
		(1)	200 Powder Point Avenue Duxbury, MA 02332
		(2)	200 Powder Point Avenue Duxbury, MA 02332
	(c)	Citizenship:
		(1) (2)	USA USA
	(d)	Title of Class of Securities: Common Stock, $.06 2/3 par value
	(e)	CUSIP Number: 082641

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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CUSIP No.  082641

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4 (a)	Amount beneficially owned:

The information required by this Item 4 for each Reporting Person is set forth on the respective cover page of this Schedule 13G applicable to such Reporting Person in Items 5-11 thereof and such Items are incorporated herein by reference.

The percentages reported as beneficially owned by the Reporting Persons in this Schedule 13G are based upon 1,383,102 shares of the Issuer’s Common Stock outstanding as of December 16, 2003, as reported on the Issuer’s Annual Report on Form 10-KSB for the year ended September 30, 2003.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
Not Applicable

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CUSIP No.  082641

Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certification:
(a) Not Applicable
(b)

By signing below each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 3, 2004
Date

/s/ Frank V. Wisneski, Jr.
Signature

Frank V. Wisneski, Jr.
Name/Title

February 3, 2004
Date

/s/ Lynne Wisneski
Signature

Lynne Wisneski
Name/Title

PAGE 6 of 7 PAGES

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of Benthos, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 3, 2004

/s/ Frank V. Wisneski, Jr.	/s/ Lynne Wisneski
Frank V. Wisneski, Jr.	Lynne Wisneski

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